FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                 28 April 2006
                                  BG GROUP PLC
                             ANNUAL GENERAL MEETING


BG Group held its seventh Annual General Meeting today at the International Convention Centre in Birmingham. A poll was held on each Resolution.

All Resolutions were passed.


1. POLL RESULTS

The numbers of proxy votes for and against each of the Resolutions put before the Meeting and the numbers of votes withheld were as follows:

       Resolution                  For                   Against                   Total                Withheld

                             Number     % of           Number   % of         Number       % of        Number   % of
                                      shares                  shares                    shares                  issued
                                       voted                   voted                     voted                 share
                                                                                                               capital
  1   Annual Report      2,336,403,698  99.64      8,372,952   0.36     2,344,776,650  100.00      58,342,382   1.66
       and Accounts

  2    Remuneration      2,261,345,336  99.12     20,049,107   0.88     2,281,394,443  100.00     121,724,589   3.46
          Report

  3   Declaration of     2,399,675,761  99.87      3,166,164   0.13     2,402,841,925  100.00         277,107   0.01
         dividend

  4    Election of       2,394,905,629  99.80      4,862,045   0.20     2,399,767,674  100.00       3,351,358   0.10
      Jurgen Dormann

  5   Re-election of     2,387,206,389  99.44     13,384,400   0.56     2,400,590,789  100.00       2,528,243   0.07
        Sir Robert
          Wilson

  6   Re-election of     2,400,376,845  99.92      1,904,331   0.08     2,402,281,176  100.00         837,856   0.02
      Frank Chapman

  7   Re-election of     2,399,959,603  99.91      2,175,109   0.09     2,402,134,712  100.00         984,320   0.03
      Ashley Almanza

  8   Re-election of     2,397,855,019  99.82      4,233,436   0.18     2,402,088,455  100.00       1,030,577   0.03
      Sir John Coles

  9   Re-appointment     2,395,891,501  99.83      4,043,393   0.17     2,399,934,894  100.00       3,184,138   0.09
       of Auditors

 10    Remuneration      2,395,521,603  99.83      4,084,117   0.17     2,399,605,720  100.00       3,513,312   0.10
       of Auditors

 11    Authority to      2,302,881,129  96.12     92,954,038   3.88     2,395,835,167  100.00       7,283,865   0.21
      make political
        donations

 12    Authority to      2,377,123,886  98.97     24,662,815   1.03     2,401,786,701  100.00       1,332,331   0.04
      allot relevant
        securities

 13   Disapplication     2,380,860,793  99.19     19,365,898   0.81     2,400,226,691  100.00       2,892,341   0.08
      of pre-emption
          rights

 14     Renewal of       2,389,231,369  99.48     12,594,237   0.52     2,401,825,606  100.00       1,293,426   0.04
       authority to
       purchase own
         ordinary
          shares


Issued share capital at 28 April 2006 - 3,522,721,340 Ordinary Shares of 10p each (excluding 29,055,906 shares held in Treasury).



2. RESOLUTIONS SUBMITTED TO UK LISTING AUTHORITY

BG Group plc has today submitted to the UK Listing Authority prints of Resolutions passed at the Annual General Meeting on 28 April 2006 concerning items other than ordinary business.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:-


The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS


28 April 2006
www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 28 April 2006                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary